FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 29, 2006

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page
Notice of Annual General Meeting of Shareholders of the Company to be held on May 17, 2006 and Management Proxy Circular dated February 28, 2006, and mailed to Shareholders on or about March 29, 2006	3

Voting instruction form for Canadian beneficial shareholders used by ADP	24

Voting instruction form for United States beneficial shareholders used by ADP	26

Form of Proxy to be delivered by Brokers for use at the Company’s Annual General Meeting of Shareholders	28

Form of Proxy to be delivered by Shareholders for use at the Company’s Annual General Meeting of Shareholders	30

Year End Report of the Company for calendar year 2005 mailed to Shareholders with the Management Proxy Circular and Annual Report on March 29, 2006 (note that all of the contents of this Year End Report were previously filed with the Commission under Form 6-K on March 9, 2006 in the form of a press release and the Canadian filing of the audited consolidated financial statements of the company for the fiscal year ended December 31, 2005, all of which material has been duplicated in the same form in the Year End Report and is therefore omitted here; the only information included here is the cover page, table of contents and first page of the Year End Report, either because not contained in the prior Form 6-K or because it appeared there in a different format)
32

Annual Report of the Company for calendar year 2005 mailed to shareholders with the Management Proxy Circular and Year End Report on March 29, 2006	35

Signature	44

BIOMIRA INC.

2011 - 94 Street
Edmonton, Alberta T6N 1H1

NOTICE OF ANNUAL GENERAL AND
SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General and Special Meeting of Shareholders (the “Meeting”) of Biomira Inc. (the “Corporation”) will be held at the Delta Edmonton South Hotel and Conference Centre, 4404 Gateway Blvd, Edmonton, Alberta on:

Wednesday, the 17th day of May, 2006 at 9:00 a.m. Mountain Time

for the purpose of:

(1)	receiving the 2005 Annual Report including the financial statements for the year ended December 31, 2005, and the auditors’ report thereon;

(2)	electing directors for the ensuing year;

(3)	appointing Deloitte & Touche auditors and authorizing the Board of Directors to fix their remuneration;

(4)	approving an amendment to the share option plan of the Corporation; and

(5)	transacting such other business as may properly be brought before the Meeting or any adjournments thereof.

Enclosed is a copy of the 2005 Annual Report (if requested), together with a Proxy Circular and a form of Proxy. It is hoped that as many shareholders as possible will be able to attend the Meeting in person. Those who are unable to attend are requested to date, sign and return the enclosed form of Proxy to the office of Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not later than 9:00 a.m. on May 15, 2006.

Any adjournment(s) of the Meeting will be held at a time and place to be specified at the Meeting.

Shareholders registered on the books of Biomira at the close of business on March 20, 2006 are entitled to vote at the Meeting. Details of all matters proposed to be put before the Meeting are set forth in the accompanying Proxy Circular.

DATED at Edmonton, Alberta, this 28th day of February, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Edward A. Taylor
Vice President Finance & Administration,
Chief Financial Officer & Corporate Secretary

BIOMIRA INC.
TABLE OF CONTENTS OF PROXY CIRCULAR

PROXY CIRCULAR	6
GENERAL STATUTORY INFORMATION	6
Solicitation of Proxies	6
Appointment and Revocation of Proxies	6
Voting of Proxies	6
Voting of Common Shares - Advice to Non-Registered Holders of Securities	6
Voting Shares and Principal Holders Thereof	7
ELECTION OF DIRECTORS	7
Directors’ Remuneration from Biomira for the Year Ended December 31, 2005	9
Summary of Board and Committee Meetings Held	10
Summary of Attendance of Directors	10
EXECUTIVE COMPENSATION AND RELATED MATTERS	10
Composition of Executive Compensation Committee	10
Report of the Executive Compensation Committee	10
Objectives	10
Executive Compensation Program	10
Compensation of the President and Chief Executive Officer	11
Performance Graph	11
Executive Officers’ Remuneration from Biomira for the Year Ended December 31, 2005	12
Summary Compensation Table	13
Equity Compensation Plans	13
Restricted Share Unit Plan	13
Share Option Plan	14
Summary of Executive Severance Agreements	14
Share Option Grants During 2005	15
Option Grants During the Most Recently Completed Financial Year	15
Share Options Exercises During 2005	15
Aggregated Option Exercises During the Most Recently Completed Financial Year & Financial Year End Option Values	15
Executive Compensation Consultants	15

PARTICULARS OF MATTERS TO BE ACTED UPON	16
Amendment of the Share Option Plan	16
Interests of Directors and Executive Officers in Matters to be Acted Upon	16
APPOINTMENT OF AUDITORS AND AUTHORIZATION TO FIX THEIR REMUNERATION	16
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	16
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	16
Form 58-101F-Corporate Governance Disclosure	17
ADDITIONAL INFORMATION	21
GENERAL	21
DIRECTORS’ APPROVAL	22

SCHEDULE A
Resolution Authorizing Amendment to the Share Option Plan	23

BIOMIRA INC.
2011 - 94 Street
Edmonton, Alberta T6N 1H1

PROXY CIRCULAR

GENERAL STATUTORY INFORMATION

Solicitation of Proxies
THIS PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF BIOMIRA INC. (“BIOMIRA” or the “CORPORATION”) OF PROXIES TO BE USED AT THE ANNUAL GENERAL AND SPECIAL MEETING (THE “MEETING”) OF SHAREHOLDERS OF BIOMIRA TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the request for proxies will be primarily by mail but proxies may also be requested personally by Computershare Trust Company of Canada and by regular employees of Biomira at a cost estimated to be $1.50 plus postage per shareholder. The cost of solicitation of proxies by management will be at our expense. Unless otherwise noted, the information in this proxy circular is current to February 28, 2006.

Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy are our Directors. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON OR COMPANY TO REPRESENT HIM/HER AT THE MEETING MAY DO SO. This can be done by either inserting that person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. In either case you must send or deliver the completed proxy to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, to be received no later than 48 hours prior to the time fixed for holding the Meeting.

A proxy given pursuant to this solicitation may be revoked pursuant to Section 148(4) of the Canada Business Corporations Act (the "Act"). A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by his attorney authorized in writing, and deposited either at our office, being 2011 - 94 Street, Edmonton, Alberta T6N 1H1 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman or secretary of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies
Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted for or against or withheld from voting in accordance with the instructions of the shareholder as indicated on the form of proxy. If a shareholder does not specify how his/her shares are to be voted, such shares will be voted in favour of the election of Directors and the re-appointment of the auditors nominated by management and the resolution approving the amendment to the share option plan. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of Meeting, or other matters, which may properly come before the Meeting. As of February 28, 2006, we know of no such amendments, variations or other matters to come before the Meeting.

Voting of Common Shares - Advice to Non-Registered Holders of Securities
The information detailed in this section is of significant importance to many shareholders, as a substantial number of you do not hold Common shares in your own name. Shareholders who do not hold their Common shares in their own name (referred to in this proxy circular as “Non-Registered Shareholders”) should be aware that only proxies deposited by shareholders whose names appear on the records of Biomira as the registered holders of Common shares can be recognized and acted upon at the Meeting. If Common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of Biomira. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Shares held by brokers or their nominees (“Intermediaries”) can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are not allowed to vote shares for their clients.

Intermediaries are required to forward Meeting materials to Non-Registered Holders unless a Non-Registered Holder has given up the right to receive them. Typically, Intermediaries will use a service company to mail the Meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive Meeting materials will:
a.
have received as part of the Meeting materials a voting instruction form. This must be completed, signed and delivered by the Non-Registered Holder. Directions are shown on the voting instruction form; or

b.
less typically, be given a proxy, which has already been signed by the Intermediary (typically by a facsimile, stamped signature). This proxy is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. The Non-Registered Holder does not need to sign this form of proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should then properly complete the form of proxy and give it to Computershare Trust Company of Canada, as described above.

     Common shares held by brokers or their agents or nominees can be voted for or against resolutions only when they are instructed to do so by the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common shares for the broker’s clients. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of them), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided. In the case of a voting instruction form, they would follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

     The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication (“ADPIC”) in Canada and ADP Investor Communications Services (“ICS”) in the United States. ADPIC and ICS reproduce the text on their own form (sometimes called a “voting instruction form”). They mail these voting instruction forms to the Non-Registered Holders, and ask Non-Registered Holders to return the voting instruction forms to ADPIC for Canada and ICS for the United States. ADPIC and ICS then count the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Holder receiving a voting instruction form from ADPIC or ICS cannot use that form to vote Common shares directly at the Meeting; rather, the form must be returned to ADPIC or ICS well in advance of the Meeting in order to have the shares voted.

Voting Shares and Principal Holders Thereof
     As at February 28, 2006, we had outstanding 89,388,932 Common shares in our share capital. Each holder of Common shares is entitled to one vote at the Meeting or any adjournment thereof, for each Common share registered in the holder's name as at the close of business on March 20, 2006 (the "Record Date"). The list of shareholders is available for inspection during usual business hours at the office of Computershare Trust Company of Canada, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta and at the Meeting.

As at February 28, 2006, to the knowledge of our Directors or executive officers, there were no persons or companies who beneficially owned, directly or indirectly, or controlled or directed, voting securities carrying 10 per cent or more of the voting rights attached to any class of voting securities of Biomira.

As a shareholder, if you wish to give us notice of any matter that you wish to raise at next year’s annual meeting of shareholders, you must do so by Friday, January 5, 2007.

ELECTION OF DIRECTORS

       Six individuals are being proposed as Directors. Each Director will hold office until the next annual meeting or until his/her successor is duly elected unless his/her office is earlier vacated in accordance with the bylaws.

     The following table and notes thereto set out the name of each person proposed to be nominated by management of Biomira for election as a Director, his/her province or state and country of residence, all other positions and offices with Biomira now held by him/her, if any, his/her principal occupation or employment, the period or periods of service as a Director of Biomira, members of each committee of the Board and the number of shares of Biomira beneficially owned, directly or indirectly, by him/her or over which he/she exercises control or direction as of February 28, 2006.

Nominee for Election as Director	Director Since	Number of Common Shares Owned or Controlled
Eric E. Baker, BSc, MBA (1) Chairman & Director Long Sault, Ontario, Canada	August 1985	66,668

Eric Baker is President, Miralta Capital II Inc. He holds a Bachelor of Chemical Engineering degree from Queen’s University, Kingston and an M.B.A. from the Massachusetts Institute of Technology in 1958. He spent 11 years in various sales and production positions at Union Carbide Canada Ltd. and became Operations Manager for their Plastics and Chemicals Division in Canada, responsible for seven plants and 2000 people.

Mr. Baker has been in the venture capital business since 1971. Since that time, he has participated in organizing five pools of private equity capital in Canada - Innocan Investments Inc., Altamira Capital Corp., Miralta Capital Inc., Almasa Capital Inc. and Dynex Capital. During this time, Mr. Baker has been a principal contact with presidents and key operating personnel at companies covering a wide range of industries. This entailed a major role in the strategic marketing and manufacturing decision-making process, plus management incentive planning. Mr. Baker has been Chairman, President or Director of over 100 private Canadian and U.S. companies in the venture capital investment portfolios over the past 30 years.

Mr. Baker is involved in the high-risk venture capital business. As such, from time to time one of their investee companies will go into receivership.

Christopher S. Henney, PhD, DSc (2)(3) Director Seattle, Washington, United States of America	March 2005	Nil

Dr. Henney received his PhD in experimental pathology from the University of Birmingham where he also obtained his DSc for contributions in the field of immunology. He is a former Professor of Immunology and Microbiology and has held faculty positions at Johns Hopkins University, the University of Washington and the Fred Hutchinson Cancer Research Center. He is the author of 200 published articles in the field of immunology.

Dr. Henney is the co-founder of three major publicly held U.S. biotechnology companies, Immunex, ICOS and Dendreon. Most recently, Dr. Henney was the Chairman and Chief Executive Officer of Dendreon Corporation.

Dr. Henney is a Director of Bionomics Ltd. (Adelaide, South Australia). He is also the Chairman of the company, SGX Pharmaceuticals, Inc. (formerly Structural GenomiX) (San Diego, CA).

Richard L. Jackson, PhD (1)(3) Director Cincinnati, Ohio, United States of America	May 2003	Nil

Dr. Jackson is President of Richard Jackson Associates, LLC. Dr. Jackson joined Biomira following a year as Chairman, Board of Directors, President and CEO for EmerGen, Inc. where he was responsible for building the organization into a leading women’s health care company.

Prior to his position with EmerGen, Dr. Jackson served for over 15 years in senior management positions in research departments for biopharmaceutical and pharmaceutical companies. He held positions as the Senior Vice President, Research and Development, Atrix Laboratories, Inc., Senior Vice President, Discovery Research, Wyeth-Ayerst, the Pharma Division of American Home Products, and Vice President, Research Sciences at the Marion Merrell Dow Research Institute. While serving in these positions he was instrumental in identifying new products for development pipelines, setting up state of the art research facilities and establishing strategic alliances with biotechnology and pharmaceutical companies. He assisted with acquisitions/mergers and integrations of other companies and has seen several products brought through the approval process and to market.

Dr. Jackson received his PhD from the University of Illinois, Department of Microbiology, and his Bachelor of Science from the University of Illinois, Department of Chemistry.

Nominee for Election as Director	Director Since	Number of Common Shares Owned or Controlled
T. Alexander McPherson, MD, PhD Director Edmonton, Alberta, Canada	March 1987	59,250

Dr. McPherson is President and CEO of Biomira Inc. He received his degree in medicine from the University of Alberta in 1962 and his PhD and specialty training in Australia from 1964 to 1969. He was appointed full Professor in the Faculty of Medicine at the University of Alberta in 1977. He served as Deputy Minister of Alberta - Hospitals and Medical Care until 1988 when he was appointed Deputy Commissioner and Executive Director of the Premier’s Commission on Future Health Care for Albertans. Dr. McPherson is a Fellow of the Canadian and Australasian and American Colleges of Physicians and Surgeons and is a past president of both the Alberta and Canadian Medical Associations. Dr. McPherson joined Biomira as President in October of 1991, after having served on the Board of Directors for four years. He currently serves on several boards.

W. Vickery Stoughton, BSc, MBA (2) Director Los Angeles, California, United States of America	June 1997	19,000

Mr. Stoughton, is an independent consultant whose background includes almost three decades in senior management positions in health care services and diagnostics, including moving proprietary diagnostic tests to market. He brings to Biomira his extensive experience as well as his knowledge of the pharmaceutical industry where he was a member of the senior executive management team of Smith Kline Beecham. Mr. Stoughton’s career includes 10 years as President and CEO of Toronto General Hospital, the largest teaching hospital in Canada, and of its successor, Toronto Hospital. Mr. Stoughton also served as CEO of Peter Bent Brigham Hospital, affiliated with Harvard University and CEO of Duke University Medical Center. He was also the first Chief Operating Officer of the Brigham and Women’s Hospital. Mr. Stoughton was President of Smith Kline Beecham Diagnostics and President of Smith Kline Beecham Clinical Labs, where he was responsible for increasing sales from U.S. $960 million to U.S. $1.3 billion. Most recently he was founder, Chairman and CEO of Careside, Inc., a research, development, and medical devices company, which filed for bankruptcy in October, 2002.

Michael C. Welsh, QC (2) (3) Director Sherwood Park, Alberta, Canada	March 1987	3,700

Mr. Welsh is President of Almasa Capital, Inc. Prior to joining Almasa Capital Inc. in 1997, Michael Welsh had been a practicing lawyer in Edmonton, Alberta since 1967, and as such, he has been involved in numerous corporate mergers, acquisitions and public offerings.

Mr. Welsh has served on numerous boards of public and private companies, institutions, and foundations. On most of these boards, he has chaired the Finance, Audit or Corporate Governance and Nominating committees with emphasis on the financial strength and financial controls of these entities. He is the Chairman of the Board of Micralyne Inc. of Edmonton, Alberta.

In the early 1990s Mr. Welsh was one of the three founders of Westbrook Asset Management Inc. and the First Alberta Fund Inc., both federally and provincially approved as an Immigrant Investment Fund Manager.

Notes:
(1)	Member of the Executive Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of Corporate Governance and Nominating Committee

The information as to Common shares beneficially owned or over which the Directors exercise control or direction is not known by us and has been furnished by the respective Directors individually.

Directors' Remuneration from Biomira for the Year Ended December 31, 2005
We started 2005 with seven Directors. Sheila Moriber Katz resigned from the Board in February 2005 and Dr. Christopher Henney was appointed to the Board in March 2005.

Effective January 1, 2005, we adjusted the fee structure for Directors in order to recruit and retain high calibre Directors and in response to increasing responsibilities placed upon directors of public companies. Under the new fee structure (all funds in Canadian dollars) effective January 1, 2005, the Chairman is entitled to receive a chairman/director fee of $60,000. Other Directors are entitled to receive Director fees of $25,000. The chairman of each committee is eligible to receive an additional $3,000, with the exception of the chairman of the Audit Committee who is eligible to receive an additional $10,000 for services performed as the committee chairman. Meeting fees, which were previously paid, have been discontinued. For part of 2005, all eligible Directors elected to receive stock options in lieu of cash compensation. The number of options given to each Director was calculated based on the amount of quarterly fees in Canadian dollars payable, divided by the closing price on the TSX on the day immediately before the first available Board meeting following the quarter end. In total 71,565 stock options were granted at exercise prices ranging from $2.00 to $2.50, the majority of which vested over six months. For the other part of the year, all eligible Directors received cash compensation. A total of $49,500 was paid in 2005. Inside Director McPherson is ineligible to receive remuneration.

In addition to their fees, Directors were also entitled to receive reimbursement for their reasonable out-of-pocket expenses incurred on our behalf.

Summary of Board and Committee Meetings Held
For the period ended December 31, 2005

Meeting Type	In Person	Conference Call	Total
Board Meetings	4	6	10
Audit Committee	2	3	5
Corporate Governance and Nominating Committee	2	3	5
Executive Compensation Committee	3	0	3
TOTAL	11	12	23

Summary of Attendance of Directors
For the period ended December 31, 2005

Director	Board Meetings Attended	Committee Meetings Attended
Eric Baker	8 of 10	3 of 3
Robert Blair	4 of 10	1 of 3
Christopher S. Henney(1)	6 of 10	7 of 10
Dr. Richard Jackson	10 of 10	8 of 8
Dr. Sheila Moriber Katz(2)	-	-
Dr. T. Alexander McPherson	9 of 10	N/A
W. Vickery Stoughton	10 of 10	5 of 5
Michael Welsh	9 of 10	9 of 10

(1) Christopher Henney only joined the Board in March, 2005.
(2) Sheila Moriber Katz resigned from the Board in February, 2005. There were no Board meetings prior to Dr. Katz’ resignation from the Board.

EXECUTIVE COMPENSATION AND RELATED MATTERS

Composition of the Executive Compensation Committee
The Executive Compensation Committee of the Board of Directors oversees our compensation program for all executive officers. In 2005, this committee was composed of three non-employee, independent Directors (Eric Baker, Robert Blair and Richard Jackson). The members of the Executive Compensation Committee make a proposal for the President and Chief Executive Officer’s compensation and make a recommendation to the Board of Directors. With respect to compensation for executive officers other than the President and Chief Executive Officer, the Committee reviews a compensation proposal prepared by the President with the assistance of our Human Resources staff.

Report of the Executive Compensation Committee
Objectives
The primary objectives of our executive compensation program are to allow us to attract, motivate and retain outstanding individuals and to align their success with that of our shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of compensation paid to an individual is based on the individual's overall experience, responsibility and performance.

The Human Resources staff compares remuneration for our executives to the remuneration for similar executives in the relevant labour markets. The main point of reference is a peer group of ten to fifteen Canadian biopharmaceutical companies. Base pay and annual incentives are established at the median to 75th percentile level (average to above average) of peer group comparisons.

Executive Compensation Program
Our executive compensation program consists of the following elements: (a) a base salary; (b) annual incentive compensation; (c) a long-term executive retention and incentive program; and (d) other compensation, which includes medical, insurance and pension benefits generally available to our employees.

(a) Base Salary
Overall compensation targets for our executive officers are generally determined from a review of senior managers with comparable qualifications, experience and responsibilities at other companies of comparable size in the Canadian biopharmaceutical industry and other markets in which we compete for employees. This salary data is obtained from a number of sources, including established outside independent services specializing in compensation surveys. The base salary component of the overall compensation also varies by executive based upon the appropriateness of an annual incentive component.

(b) Annual Incentive Compensation
The Committee has sought to provide annual incentive compensation for executive officers through variable pay arrangements. Awards are tied to the achievement of pre-established corporate and individual objectives. We establish goals with different achievement levels. The budget level will lead to the attainment of the expected level of annual compensation. Less than expected performance can result in no annual incentive and superior performance can lead to enhanced compensation.

From time to time, discretionary bonuses will be paid to an executive. Unlike variable pay, awards are not based on predetermined goals, rather, they are due to activities such as taking advantage of opportunities that present themselves and/or dealing with unexpected circumstances as they arise. Awards are based on the subjective assessment of the Committee taking into account unexpected results achieved.

Variable pay amounts are recorded in the Summary Compensation Table under the “Bonus” heading.

(c) Long-Term Incentive Compensation
The principal method for introducing long-term incentives into the compensation plan is through the granting of stock options. These grants are designed to promote the convergence of long-term interests between our senior level employees and our shareholders; specifically, the value of the options granted increases or decreases with the value of our Common shares. In this manner, the long-term rewards for the more senior employees correspond with increases in shareholder value. The size of a particular option grant is based on the individual's position with, and contribution to, our company. The vesting period for these grants is typically four years. Our Share Option Plan is described under "Share Option Plan".

(d) Other Compensation
The value of other benefits to executive officers did not exceed 10 per cent of any executive officer's salary for the 2005 financial year except as described in the Summary Compensation Table.

Compensation of the President and Chief Executive Officer
In 2005, Dr. McPherson received a base salary of $343,800 a year. An amount of $164,165 in variable pay was paid as result of the achievement of pre-established corporate and individual objectives. In addition, he received $3,333, which included payments for health and life insurance premiums. Total compensation amounted to $511,297.

The stage of our development is such that parameters like earnings per share and return on assets are inappropriate compensation measurements.

Performance Graph
The following graph shows the cumulative shareholder return over five years of $100 invested in Common shares of Biomira at December 31, 2000, relative to the cumulative total return on $100 invested in the S&P/TSX Composite Index (formerly TSE 300), the Nasdaq Pharmaceutical Index, and the Nasdaq Biotechnology Index over the same period, ending in December 2005. The Nasdaq Pharmaceutical and Nasdaq Biotechnology figures are reported in U.S. dollars.

(See graph page 7)

* S&P/TSX Composite Index replaced the TSE 300 in May 2002. Data prior to May 2002 is from the TSE 300 Total Return Index and data from May 2002 is from the S&P/TSX Composite Index.

	2000		2001		2002		2003		2004		2005
Biomira Inc.		$100		$81		$18		$24		$35		$20
TSE 300 Index (1998 - 2001) S&P/TSX Composite Index (2002)	$ $	100 -	$ $	87 -	$ $	- 77	$ $	- 97	$ $	- 111	$ $	- 138
NASDAQ Pharmaceutical Index	US$	100	US$	86	US$	55	US$	81	US$	86	US$	95
NASDAQ Biotechnology Index	US$	100	US$	84	US$	46	US$	67	US$	71	US$	73

Executive Officers' Remuneration from Biomira for the Year Ended December 31, 2005
During 2005 we had six executive officers. Total compensation, including salaries, variable pay (annual incentive arrangements tied to the achievement of pre-established corporate and individual objectives), and all other compensation paid to all the executive officers was $1,822,316 for the year ended December 31, 2005.

The following table summarizes the aggregate compensation that we paid in respect of our last three completed financial years to:

i.	the Chief Executive Officer (the “CEO”);

ii.	the Chief Financial Officer (the “CFO);

iii.
the next three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of our 2005 financial year and whose total salary and bonus exceeds $150,000, and,

iv.	any additional individual for whom disclosure would have been required under (iii) above except that the individual was not serving as an officer of our company at the end of our 2005 financial year.
(Collectively, the “Named Executive Officers”)

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus[1]	Other Annual Compensation	Securities Under Options	All Other Compensation
		($)	($)	($)	Granted[2]	($)[3]
T. ALEXANDER McPHERSON	2005	343,800	164,165	-	200,000	3,333
Chief Executive Officer	2004	332,100	136,161	-	200,000	4,351
President and Director	2003	316,200	113,832	69,750	100,000	5,236

GUY ELY	2005	221,900	64,906	-	15,000	11,098
Vice President Clinical and	2004	214,300	51,432	-	15,000	10,807
Medical Affairs	2003	204,000	58,140	28,125	15,000	11,090

EDWARD A. TAYLOR	2005	217,400	65,220	-	90,000	11,457
Chief Financial Officer	2004	210,000	73,920	4,039[4]	25,000	10,493
Vice President Finance and Administration	2003	188,700	72,461	43,660	115,000	9,401

ROBERT D. AUBREY	2005	188,400	76,302	-	100,000	7,850
Vice President	2004	182,000	73,255	-	25,000	10,108
Business Development	2003	168,300	75,735	36,998	15,000	9,682

MARILYN OLSON	2005	183,000	45,979	-	50,000	9,763
Vice President Regulatory Affairs	2004	176,800	45,747	-	15,000	7,559
	2003	154,300	38,195	-	40,000	6,718
Notes:
(1)	This column includes awards earned as variable pay. Awards are contingent upon the achievement of pre-established corporate and individual objectives
(2)	This column represents the number of securities under option granted in each year for the Named Executive Officer
(3)	"All Other Compensation" includes payments made for health, life insurance premiums, and payments to RRSP contributions
(4)	Other Annual Compensation for Edward Taylor was the sale of vacation days

We furnish other benefits to certain of our officers and other employees. The aggregate value of such benefits to each of the Named Executive Officers indicated in the table above did not exceed the lesser of $50,000 or 10 per cent of the total salaries and bonuses noted above for the financial year ended December 31, 2005, except as disclosed in the Summary Compensation Table.

In 2005, we had no pension or other similar plans applicable to the Named Executive Officers beyond the Group RRSP Plan and group insurance and medical plan generally available to our employees.

Equity Compensation Plans
Restricted Share Unit (RSU) Plan
The RSU Plan is intended to encourage non-employee Directors to acquire a proprietary interest in Biomira through the ownership of Common shares and thus provide them with additional incentive to further the growth and development of Biomira.
The number of Common shares reserved that we can issue pursuant to the RSU Plan is currently at a maximum of 500,000 Common shares, amounting to 0.56% per cent of the Common shares outstanding as of February 28 2006. Of this amount a total of 386,000 RSUs to acquire Common shares are at February 28, 2006, available for future issue under this plan. This amounts to 0.43 per cent of the Common shares outstanding. Our Board of Directors with respect to each RSU, within certain limitations, determines the terms, conditions and limitations of RSUs granted under the RSU Plan. No plan amendments were made in 2005.
The RSU Plan provides for grants ("Grants") to be made from time to time by the Board or a committee thereof, or by an administrator appointed by the Board. Each Grant will be made in accordance with terms specific to that Grant, which terms will generally include a five-year vesting period. Depending upon the terms of the Grant, each RSU may be converted into one Common share of Biomira at the end of the grant period (not to exceed five years) without any further consideration payable to Biomira in respect thereof. Grants under the RSU Plan may have different terms even in cases where several grants are made at the same time. In general, the number and timing of RSUs to be granted will be determined by reviewing long-term compensation levels for board members in other similar corporations. Grants will usually occur on an annual basis. Unless otherwise determined by the Board or specified in the Grant, in the event of the death of an RSU Plan participant, or a participant ceasing to be a Director for any other reason, the then outstanding RSUs of such participant will generally be converted into Common shares. In the event of a change of control of Biomira, each participant who has received a Grant will at that time be entitled to receive, at such participant’s election, either the Common shares which such participant would otherwise have been entitled to receive under the Grant at the end of the applicable vesting period (the “Accelerated Common Shares”) or cash (based on a formula specified in the RSU Plan intended to provide such participant with the fair value at the time of the change of control of the Accelerated Common Shares). The rights or interests of a participant under the RSU Plan are not assignable or transferable otherwise than by will or the laws governing the devolution of property in the event of death. The RSU Plan provides that under no circumstances shall RSUs be considered shares in our share capital, nor entitle any participant to the exercise of voting rights, the receipt of dividends or the exercise of any other rights attaching to ownership of our shares. The RSU Plan also provides that the Board of Directors may from time to time amend, suspend or terminate the RSU Plan in whole or in part and amend the terms of grants made under the RSU Plan (subject to obtaining any required regulatory or other approvals and that of the affected participant in specified circumstances).

Number of RSUs Granted	% of Total Common Shares	Number of securities remaining available for future issuance
114,000	0.13%	386,000

Share Option Plan
Biomira has established a Share Option Plan, which enables us to grant share options to employees, directors, and individuals in special contract relationships. The number of Common shares reserved that we can issue pursuant to the Share Option Plan is currently at a maximum of 6,400,000 Common shares, amounting to 7.2 per cent of the Common shares outstanding as of February 28 2006. Of this amount a total of 4,214,565 options to acquire Common shares are at February 28, 2006, outstanding under this plan. This amounts to 4.7 per cent of the Common shares outstanding. Our Board of Directors with respect to each option, within certain limitations, determines the terms, conditions and limitations of options granted under the Share Option Plan. Under the plan, (a) the number of Common shares reserved for insiders, at any time, under all security based compensation arrangements, cannot exceed 10 per cent of issued and outstanding Common shares and (b) the number of Common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10 per cent of issued and outstanding Common shares. The plan may be amended by our Board of Directors for the proper administration of the plan, subject to regulatory approval, if required. No plan amendments were made in 2005. The exercise price per Common share is determined by the Board of Directors but shall not be less than the closing price of the Common shares on the TSX on the day prior to the day on which the option is granted. Our Board of Directors fixes the term of each option when the option is granted, but may not be greater than 10 years from the date on which the option is granted. In general, the right of an optionee to exercise an option commences on the first anniversary date of the option grant and the optionee is entitled to purchase, on a cumulative basis, 25 per cent of the optioned shares in each of the next four years. However, in certain circumstances, options are granted entitling an optionee to purchase 100 per cent of the shares earlier than the general pattern. In the event that our relationship with an optionee terminates, the provisions of the Share Option Plan specify the applicable period for exercising options dependent upon the event giving rise to the termination and the position of the optionee with Biomira. For employees, entitlement to options ceases upon voluntary resignation but continues for 180 days in the event of termination without cause. For executives, entitlement continues for 2 years following termination without cause. For service providers and Board members, entitlement continues for 180 days for resignation or termination. For all optionees, entitlement continues for 180 days in the event of death. The ability of an optionee to exercise an option under the Share Option Plan may be accelerated in the event of a change of control of Biomira. The exercise price per Common share is payable in full on the date of exercise. Options granted under the Share Option Plan are not assignable. During the period January 1 to December 31, 2005, options to purchase 1,282,065 Common shares were granted under the Share Option Plan at exercise prices between $1.60 and $2.50 per share.

The following table provides information as at February 28, 2006 regarding the Common shares issuable upon exercise of options outstanding under the Share Option Plan as well as the number of Common shares remaining available for issuance under the Share Option Plan.

Number of Common shares to be issued upon exercise of options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance
4,214,565	$3.96	494,286

Summary of Executive Severance Agreements
Biomira has entered into severance agreements with senior executives who have been with us for more than two years. Each such severance agreement establishes the terms and conditions that will apply in the event of the termination of the employment of the individual concerned. The agreements cover termination without cause, alteration of duties resulting in constructive dismissal, and change in control. Generally, the agreements provide for eighteen months of compensation (salary plus an amount equal to the prior year’s annual incentive payment plus an amount equal to 20 per cent of salary in lieu of benefits) in lieu of notice to be paid over an eighteen-month timeframe, except in the case of the President, where twenty-four months compensation in lieu of notice would be paid over a twenty-four month timeframe. The agreements are based on the requirement that the senior officers covered by the agreement will not become engaged or employed by one of our competitors for a period of two years from the date of termination.

Share Option Grants During 2005
The following table details the particulars of individual grants of options to purchase our Common shares made to each of the Named Executive Officers who were granted options during the financial year ended December 31, 2005.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
Name	Securities Under Options Granted [1]	% of Total Options Granted in 2005	Exercise or Base Price ($/ Security) [2]	Market Value of Securities Underlying Options on Date of Grant ($/ Security)	Expiration Date
T. ALEXANDER McPHERSON	100,000	7.8%	2.27	2.27	24-May-2013
	100,000	7.8%	1.60	1.60	14-Dec-2013
GUY ELY	15,000	1.2%	2.27	2.27	24-May-2013
EDWARD A. TAYLOR	50,000	3.9%	2.27	2.27	24-May-2013
	40,000	3.1%	1.60	1.60	14-Dec-2013
ROBERT D. AUBREY	50,0000	3.9%	2.27	2.27	24-May-2013
	50,000	3.9%	1.60	1.60	14-Dec-2013
MARILYN OLSON	50,000	3.9%	2.27	2.27	24-May-2013
Notes:
(1)	The options were granted under our Share Option Plan.
(2)	The exercise price of all options issued is equal to the closing price of our Common shares on the TSX on the day prior to the day on which the option was granted.

Share Options Exercises During 2005
The following table sets forth the particulars of the share option exercises during our 2005 financial year by each Named Executive Officer and the financial year-end value of unexercised options, on an aggregated basis.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES
			Number of Unexercised Options at December 31, 2005		Value of Unexercised Options In-the-Money at December 31, 2005
Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
T. ALEXANDER McPHERSON	-	-	690,000	300,000	0	4,000
GUY ELY	-	-	78,750	46,250	0	0
EDWARD A. TAYLOR	-	-	253,750	166,250	0	1,600
ROBERT D. AUBREY	-	-	183,750	126,250	0	2,000
MARILYN OLSON	-	-	47,500	67,500	0	0
Notes:
(1) Our closing Common share price on the TSX at December 31, 2005 was $1.64.

Executive Compensation Consultants
In 2005, management of the company utilized the consulting services of Mercer Human Resources Consulting (Mercer) to review the proposal to introduce the Restricted Share Unit Plan. Decisions made by us in connection with the Restricted Share Unit Plan may reflect factors other than the information provided by Mercer.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment of the Share Option Plan
At the meeting, shareholders will be asked to approve an amendment to the Share Option Plan of the Corporation. The proposed amendment is intended to bring the maximum number of Common shares issuable pursuant to the Share Option Plan of the Corporation in line with the current needs of the Corporation.

The proposed amendment to the Share Option Plan requiring shareholder approval is to increase the maximum number of Common shares issuable pursuant to the Share Option Plan from the current maximum of 6,400,000 to a new maximum of 8,900,000. The proposed new maximum is intended to allow the Corporation to continue (as has been the Corporation’s practice in the past) to have approximately 10% of Common shares of the Corporation available for grant as options in the form of “Unexercised Options” and “Options Available for Issue”. With the increase in the maximum number to 8.9 million, of which 1.7 million have already been exercised, there will be approximately 4.4 million unexercised options outstanding and approximately 3.0 million Common shares available for issuance as new options. Thus, the outstanding “Unexercised Options” plus the “Options Available for Issue” will equal approximately 7.2 million options. This 7.2 million total will represent approximately 9% of the outstanding Common shares of the Corporation.

The rules of The TSX require this amendment to the Share Option Plan be approved by a majority of votes cast by the shareholders of the Corporation who vote in respect thereof, and such approval is sought at the meeting of shareholders to be held on May 17, 2006. A copy of the proposed shareholder resolution is attached as Schedule “A” to this proxy circular.

The following chart may help in illustrating the above.

		Options Issued
	Maximum Issuable	Options Exercised	Unexercised Options	Options Available for Issue
Current	6,400,000	1,691,149	4,214,565	494,286
Proposed	8,900,000	1,691,149	4,214,565	2,994,286

The Board of Directors recommends that shareholders vote FOR the proposed changes so that additional stock options are available as part of Biomira’s compensation structure to attract, retain and motivate key individuals.

The Biomira management representatives intend to vote for this resolution, other than in respect of shares held by shareholders who specify in their proxies that their shares are to be voted against the resolution.

Interests of Directors and Executive Officers in Matters to be Acted Upon
None of Biomira’s Directors or executive officers or any associate or affiliate of any such person, has any direct or indirect material interest in any of the matters to be acted upon at the meeting other than the election of Directors or the appointment of auditors, except for the interests of such Directors and executive officers in the amendment of the share option plan.

APPOINTMENT OF AUDITORS AND AUTHORIZATION TO FIX THEIR REMUNERATION
Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Deloitte & Touche LLP, Edmonton as our auditors, to hold office until the next Annual General Meeting and to authorize the Board to fix their remuneration. Deloitte & Touche LLP were first appointed our auditors on February 26, 1986.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
Under our by-laws, we indemnify our Directors and officers to the extent permitted by the Canada Business Corporations Act. We have purchased insurance permitted under subsection 124(6) of that Act for the benefit of our Directors and officers in respect of certain liabilities that may be incurred by them in such capacities.

The above-mentioned insurance, with an annual premium of US $230,000 and expiring on April 1, 2006, provides coverage of U.S. $5,000,000 per loss and US $5,000,000 in the aggregate for claims relating to Directors’ and officers’ liability, subject to a deductible of US $250,000 per securities claim, and a deductible of US $250,000 per indemnifiable loss.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In June of 2005, National Policy 58-201 Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) came into force. The Policy and the Disclosure Instrument are initiatives of the Canadian Securities Administrators (CSA). The CSA also finalized Amendments to Multilateral Instrument 52-110 Audit Committees which amended the definition of independence to reflect more closely the definitions used in the United States for directors and audit committee members. Our Corporate Governance and Nominating Committee (CGNC) keeps abreast of developments in this area at all times and complies fully with these new rules. The CGNC believes that we have adopted a proactive approach in meeting and exceeding “best practices” in this current environment of evolving corporate governance practices, requirements and guidelines. Our Compliance Officer assists the CGNC in this endeavour.

The guidelines contained in the Policy include many of the old TSX corporate governance guidelines. The TSX now requires that TSX-listed issuers make disclosure in accordance with the new Disclosure Instrument.

Set out below are the details of our corporate governance practices. The disclosure below also includes requirements of the Sarbanes-Oxley Act of 2002 (SOX), and subsequent rules and regulations issued by the SEC, as well as the Nasdaq Corporate Governance Rules approved in November 2003, all presented within the framework of Form 58-101F.

Form 58-101F - Corporate Governance Disclosure
1.	Board of Directors
(a)
Independent Directors proposed for 2006 are: Eric E. Baker, Christopher S. Henney, Richard L. Jackson, W. Vickery Stoughton and Michael C. Welsh

All Board Committees are composed solely of independent Directors. On an annual basis, the CGNC reviews questionnaires completed by the current Directors to ascertain Board member independence and additional independence requirements of Audit Committee members. The independence of the Directors is determined annually by the Board, based on the recommendations of the CGNC, in light of the regulations in force and corporate governance best practices.

	(b)	Dr. Alex McPherson is a member of the Board of Directors and by virtue of his position as our President and CEO, is not considered an independent Director.

	(c)	The majority of Directors, including the Chairman of the Board are independent.

(d)
The following Directors hold directorship positions in other publicly traded companies:
Eric E. Baker: AldeaVision Inc. (TSX:ALD)
Richard L. Jackson: Inflazyme Pharmaceuticals Ltd. (OTC: IZYPF, TSX: IZP)
Christopher S. Henney: Bionomics Ltd. (AX:BNO; OTC:BMICY); Xcyte Therapies, (Nasdaq:XCYT); SGX Pharmaceuticals, Inc. (Nasdaq:SGXP)
W. Vickery Stoughton: Sun Life Financial (TSX:SLF; NYSE:SLF)
OTC: Over the Counter; AX: Australian Stock Exchange; NYSE: New York Stock Exchange

(e)
Executive Sessions: Our Board of Directors holds regular Executive Sessions at which non-independent members and members of management are not in attendance. The Board meeting agenda for every face-to-face meeting includes an Executive Session. The Chairman of the Board acts as Chairman of Executive Session. Four such meetings were held in 2005. The Board Committees, all composed of independent Board members, also hold meetings at which management is not present.

	(f)	The Chairman of the Board, Eric E. Baker, is an independent Director.

2.	Board Mandate

In December of 2003, the Board of Directors formalized our position on corporate governance in a document Corporate Governance Guidelines and Director Expectations. This document, which is reviewed annually, serves as the Board’s Mandate and explicitly assumes responsibility for the stewardship of Biomira. The current version is available at “Investors” - Corporate Governance Section on our Web site at www.biomira.com.

At least one Board meeting a year is specifically set aside for a substantial strategy planning session in which the Board reviews strategic options and risks and discusses strategies and business objectives developed by management. Our general strategies and the implementation thereof are discussed regularly at meetings of the Board and the Board provides guidance on the evolution of the strategic plan. Management reports to the Board on our progress in achieving strategic objectives.

The Board believes that it understands the specific risks of Biomira’s business. Together with the Audit Committee the Board examines our overall risk philosophy and risk tolerance. The Board has identified specific Board Committee responsibilities for key risks, and the Committees review these with management on a regular basis. The Audit Committee converses on a regular basis, and in private, with the external Auditor. Major strategic risks are reviewed by the Board as part of its discussion of our strategic plan. Management has developed a “Quick Response Plan” to ensure that management and, if necessary, the Board can respond quickly and appropriately in any situation requiring decision or action.

3.	Position Descriptions
	(a)	Written position descriptions were developed for the positions of Chairman of the Board and Committee Chairmen, as well as individual Directors. These are reviewed annually.

(b)
The Board and CEO have developed a written position description for the President and CEO, which is reviewed annually.

Annual objectives are established for the President and CEO, with the Executive Compensation Committee and the Board, in conjunction with the annual budgeting process. The Executive Compensation Committee, based on performance against these objectives, reviews progress against corporate objectives annually. The President and CEO’s objectives always have the underlying goal of maximizing shareholder value.

4.	Orientation and Continuing Education
(a)
Orientation for New Directors:
Prior to joining the Board, the new Director has in-depth discussions with the Chairman of the Board with respect to Director expectations, expected time commitment and the specific role the new Director would be expected to play with the Board, based upon his or her particular talents and experience. The new Director is provided a copy of the Corporate Governance Guidelines and Director Expectations, Code of Ethics and Business Conduct, Committee Charters, and position descriptions for Board members, Board Chair, Committee Chairs and the President and CEO. Further, to orient a new Director with our business, the Director is provided with a comprehensive briefing book outlining the history of Biomira and our product candidates, past financings, financing structures, investor relations and shareholder information, product and clinical information, corporate overview and organization structure. As well, an onsite visit is planned for the new Director. Management makes presentations on various aspects of our business to the Board of Directors on a regular basis.

(b)
Continuing Education: Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practices and are encouraged and funded to attend seminars that will increase their own, and the Board’s, effectiveness. In the interest of efficiency, when individuals attend conferences paid for by Biomira, information is shared with other Directors. A CD library of various educational conferences is made available to all Board members. The Compliance Officer acts as a resource to the Board in researching corporate governance topics where information is requested. Experts, from time to time, make in-house presentations to the Board on subjects relevant to the performance of Director duties. For each face-to-face Board meeting, Directors are provided with articles of interest and relevance to Board governance. The CGNC feels these efforts are sufficient to keep Directors current, and costs reasonable.

5.	Ethical Business Conduct
(a)
The Board has adopted a written Code of Ethics for Financial Officers. This applies to the President and CEO, Vice President Finance and Administration and the Corporate Controller. In addition, the Board has adopted a Code of Ethics and Business Conduct for our Directors, Officers and Employees, which is discussed with all employees and is re-signed annually by the members of the Board of Directors. This Code, among other matters, specifically includes guidelines with respect to conflicts of interest, protection and proper use of corporate assets and opportunity, confidentiality of corporate information, fair dealing with our security holders, customers, suppliers, competitors and employees, compliance with laws, rules and regulations and reporting of any illegal or unethical behaviour. This Code does not incorporate or make reference to all policies, but acts as a synthesis of the key policies and principles that should govern all conduct. Under the direction of the Audit Committee, Biomira has instituted a “Whistle Blowing” system that accommodates a confidential and anonymous process for reporting Code violations or perceived violations. The Board is committed to maintaining compliance with the Code, and through the CGNC, monitors compliance on a regular basis, and with a formal annual review. The Compliance Officer reports to the CGNC at every Committee meeting in a private session without management present. No waivers to this Code have been requested. Documents are available in the “Investors” - Corporate Governance Section on our Web site at www.biomira.com.

The Audit Committee of the Board of Directors has put in place a system for the receipt, retention and handling of anonymous and confidential complaints from employees with respect to internal controls and accounting procedures, all as specified in our Code of Ethics and Business Conduct and the Whistle Blower Policy.

(b)
Independent Judgement: In selecting Board members, care is given to ensure the Board is comprised of a majority of Directors who are independent of management, independent in character and judgement and free from any business or other relationship or circumstance which is likely to affect, or could appear to affect, the exercise of their independent judgement. The CGNC annually reviews the outside activities of Directors to ensure there are no areas of conflict of interest. Directors have a duty to report any conflict of interest to the Chairman of the Board or the Chair of the CGNC. Should a situation ever arise where there is a conflict, or appearance of a conflict, that Director would be required to refrain from participating in a Board discussion and Board resolution vote and would inform the Board in writing of the reason for this decision.

(c)
Culture of Ethical Business Conduct: The Board advocates a culture of ethical business conduct and integrity throughout Biomira and sets the tone for business ethics and ethical conduct and attributes great importance to compliance with the Code. It is the responsibility of the CGNC to review compliance with this Code and, on behalf of the Board, satisfy itself as to the integrity of the CEO, other senior officers and Directors with respect to setting the example and creating a culture of integrity throughout Biomira.

6.	Nomination of Directors
(a)
Identification of New Board Candidates: Directors of Biomira will be expected to bring to the Board the broadest possible knowledge and depth of experience from their chosen business or profession. The Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. In proposing candidates to the Board of Directors, the CGNC reviews business interests and relationships of the candidates to ensure that such nominees would be able to act in our best interests. The CGNC has developed a “Board Recruitment Process - Qualification & Selection Criteria for Directors” which covers areas such as: general qualifications, legal requirements, desired business background experience, attributes, and recruitment principles. This is reviewed annually and updated as necessary.

(b)
Nominating Committee: The Board of Directors has established a Corporate Governance and Nominating Committee composed entirely of independent Directors. Members proposed for 2006 are: Michael C. Welsh, Chairman, Richard L. Jackson and Christopher S. Henney.

The CGNC has a written charter that clearly establishes the Committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations and manner of reporting to the Board. This charter is available at “Investors” - Corporate Governance Section on our Web site at www.biomira.com.

The CGNC also has the right to engage, at our expense, an outside advisor, as do all Board Committees. In making its recommendations to the Board on Director nominees and the size of the Board, the Committee reviews the skills and competencies needed to complement those possessed by the current Board, and identifies candidates whose profiles match these needs. We had no contract in 2005 providing the CGNC with consulting services related to nominating Director candidates. The CGNC has determined and recommended to the Board that the current size and composition of the Board (6) is an effective number for decision-making and Committee participation in the short term, but will seek a replacement for the retiring Director, Robert S. Blair.

The CGNC considers and, if deemed appropriate, recommends to the Board for approval, the requests of individual Directors to engage outside advisors at our expense.

The CGNC is mandated to ensure that the Board has the right balance of competence and skills, and that the contributions of the Board Chairman, Board members, Committees of the Board, and the Board as a whole are reviewed on an annual basis. A process has been established which involves questionnaires that are completed by individual Board members.

The CGNC is responsible for the process of evaluation of the full Board and ensures that all Board Committees also conduct self-evaluations on an annual basis. The CGNC monitors the quality of the relationship and communication between management and the Board and makes recommendations for improvement as necessary.

(c)
Responsibilities, Powers and Operation of CGNC:
The functions performed by the Corporate Governance and Nominating Committee include, among other matters:

•    selecting the individuals qualified to serve on our Board of Directors (consistent with criteria that the Board has approved) for election by shareholders at each annual meeting of shareholders and to fill vacancies on the Board of Directors

•    overseeing the evaluation of the performance of the Board and the adherence by each of the Audit, Executive Compensation, and Corporate Governance and Nominating Committees of the Board of Directors to their respective charters, and

•    developing, assessing and recommending to the Board, our corporate governance policies and procedures.

The CGNC ensures we have an appropriate disclosure and communication system in place. Biomira employs one Investor Relations Professional and complies fully with all regulatory requirements. We have systems in place to ensure effective communication with the public and our shareholders, as well as to ensure our compliance with regulatory and disclosure obligations. A formal communication policy is contained in our Public Disclosure Policy, including our Insider Trading Policy, approved by the Board. The Board reviews the content of all major disclosure documents prepared by or on our behalf. This includes, among others, the Annual Report, the Annual Information Form, and Management’s Discussion and Analysis of annual and quarterly results. The Director of Investor Relations is the liaison between shareholders and the Board and, on request, shareholder communication will be forwarded to the Board.

Biomira periodically sets trading blackout periods for employees and Directors in advance of news releases, quarterly financial reports and in other circumstances as deemed appropriate. Management has established a Disclosure Policy and Assessment Committee (DPAC) responsible for developing, implementing and monitoring the disclosure process at Biomira.

As a result of the SOX and the rules of the SEC, the DPAC meets at least quarterly in connection with financial disclosure and executive certification of applicable documents.

Biomira is committed to maintaining the highest standards of corporate governance. The CGNC has been given the mandate by the Board to ensure that Biomira and our Board of Directors maintain high standards of corporate governance. The Committee monitors on a regular basis the current corporate governance best practices and reports to the Board on a regular basis. The CGNC is aware of the global regulatory environment and ensures that Biomira complies with all requirements. Furthermore, the Committee ensures that we adopt a proactive approach to corporate governance by adhering to best practices and guidelines. (See “Corporate Governance Guidelines and Director Expectations” in the “Investors” - Corporate Governance section of our Web site www.biomira.com.) These guidelines are reviewed annually.

7.	Compensation
(a)
Directors and Officers: In accordance with the policies and principles set forth in its charter, The Executive Compensation Committee is responsible for annually reviewing and recommending the form and amount of Director compensation. The Committee submits its recommendation to the Board of Directors to ensure that such compensation realistically reflects the responsibilities and risks associated with the position of Director. With respect to Officers of Biomira, the Executive Compensation Committee is responsible for recommending levels of salary, bonus, benefits and incentives, stock option plans and/or other equity participation plans (collectively “compensation”) provided to our Officers.

(b)
Composition: The Executive Compensation Committee consists of a minimum of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed as independent by the Board of Directors.

The proposed members of the Committee for 2006 are: Eric E. Baker, Chairman, Richard L. Jackson and W. Vickery Stoughton.

In 2005 the Committee held three meetings.

(c)
Responsibilities, Powers and Operations of Executive Compensation Committee:
Duties include, among other matters:

•    recommending the compensation to be paid to our senior management;

•    establishing performance objectives in connection with our senior executive compensation plan to ensure consistency with Biomira’s financial and strategic plans and objectives and overseeing our variable pay incentive program;

•    recommending to the full Board, Director compensation; and

•    reviewing and approving the Executive compensation section of the Proxy Circular prior to public disclosure.

8.	Board Committees

The Board has three Committees:
Audit Committee, Corporate Governance and Nominating Committee and Executive Compensation Committee.
All Committees of the Board are composed solely of independent Directors.

The Audit Committee has three members and has a written charter. The charter is available in the “Investors” - Corporate Governance section of our Web site www.biomira.com.

The Audit Committee has the responsibility to recommend the selection (selection is subject to full Board approval and shareholder approval), evaluate, and where appropriate, recommend the replacement of the Independent Auditor. The Audit Committee is directly responsible for recommending the compensation and for overseeing the work of the independent auditor. The Independent Auditor reports directly to the Audit Committee.

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for our accounting and financial reporting practices by reviewing the quarterly and annual consolidated financial statements, the adequacy of internal control systems, any relevant accounting, financial and security matters, and the management of financial and system risks. The Audit Committee holds quarterly meetings with the external auditors, both with and without management present. The Board, through the Audit Committee, regularly reviews the adequacy of our internal controls. Internal controls and management of information are regularly upgraded as is required for our continuing and evolving operations. The Audit Committee was represented by Michael C. Welsh, also Chairman of the CGNC, during our evaluation of our Disclosure Controls and Procedures in December of 2005. We have written guidelines for confidentiality, security, responsible usage and etiquette on our networks and computer systems. The Audit Committee reports to the Board prior to approval of quarterly and annual financial statements, and reviews quarterly and annual financial statements prior to release.

The Audit Committee and the Board have approved a written Code of Ethics for our Chief Executive Officer and the senior financial officers.

Any permissible non-audit services provided by our external auditors require prior Audit Committee approval.

All members of the Audit Committee are financially literate and have held senior positions with financial responsibility.

The Audit Committee is constituted in accordance with SEC rules and further complies with the requirements of SOX that there be at least one “Audit Committee Financial Expert”, Mr. W. Vickery Stoughton, who is independent of management.

The Audit Committee met five times in 2005. Members proposed for 2006 are: W. Vickery Stoughton, Chairman Michael C. Welsh and Christopher S. Henney.

9.	Assessments

Under the mandate of the CGNC annual assessments are conducted as follows:

•     Annual Board and individual Director self-assessment (questionnaires)
       Individual Director assessments are discussed privately with the Chairman of the Board who then discusses individual contributions with the individual Directors.

•     Adherence of Board Committees to their respective mandates (CGNC review of mandates and discussion)

•     Performance of the Chairman of the Board (CGNC Chair discussion with other Directors)

•     Review of the size and composition of the Board (CGNC discussion)

•     Review of the Committee structure (CGNC discussion)

•     Review of Corporate Governance Guidelines and Director Expectations (CGNC discussion)

•     Review of succession planning for the Board, Chairman of the Board, President and CEO, and Officers (CGNC discussion)

ADDITIONAL INFORMATION
Additional information relating to Biomira is available on SEDAR at www.sedar.com.

Any person may request and receive the following from our Corporate Secretary:
1.	one copy of our Annual Information Form and one copy of documentation containing information referenced by the Annual Information Form;
2.
one copy of our comparative financial statements for the most recently completed financial year, the accompanying auditor’s report, and one copy of any of our interim financial statements created after the latest annual financial statements; and

3.	one copy our most recent Management Proxy Circular in respect of the most recent annual shareholder meeting that involved the election of directors.

We may require a non-shareholder to pay a reasonable charge for the material requested.

Financial information about our financial year ended December 31, 2005 is contained in our financial statements and MD&A, both of which will be distributed with our Annual Report or available on our Web site.

GENERAL
The accompanying form of proxy, when properly signed, confers discretionary authority with respect to matters identified in the accompanying Notice of Annual General and Special Meeting. Our management is not aware of any amendments, variations or other matters to be presented for action at the Meeting except as hereinbefore disclosed. All shares represented by proxies will be voted.

All currency references herein are to Canadian dollars except where otherwise indicated.

DIRECTORS’ APPROVAL
Our Board has approved the contents of this proxy circular and the distribution of the circular to our shareholders.

DATED at Edmonton, Alberta, Canada
February 28, 2005

T. Alexander McPherson, MD, PhD,	Edward A. Taylor,
President & Chief Executive Officer	Vice President Finance & Administration,
Chief Financial Officer & Corporate Secretary

SCHEDULE A

Resolution Authorizing Amendment to the Share Option Plan
WHEREAS the Board of Directors has amended Biomira’s Share Option Plan to increase the number of Common shares reserved for issuance pursuant thereto;

AND WHEREAS shareholder approval is required to confirm such amendment.

“BE IT RESOLVED THAT:

1.
subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject including The TSX, Biomira’s Share Option Plan (the “Plan”) be amended to provide that the maximum number of Common shares which may be reserved for issuance for all purposes under the Plan shall be equal to 8,900,000 Common shares;

2.
any of Biomira’s directors or officers is hereby authorized to execute and deliver, for and on Biomira’s behalf, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution.”

VOTING INSTRUCTION FORM

BIOMIRA INC.

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: SPECIAL MEETING
MEETING DATE: WEDNESDAY, MAY 17, 2006 AT 9:00 A.M. MDT
RECORD DATE: FOR HOLDERS AS OF MARCH 20, 2006
PROXY DEPOSIT DATE: MAY 15, 2006
ACCOUNT NUMBER:
CUSIP: 09161R106 **CUID:** S94379 E **CONTROL NO.:**

APPOINTEE(S) **ERIC E. BAKER, T. ALEXANDER MCPHERSON**

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

THIS SPACE INTENTIONALLY LEFT BLANK.

ITEM(S) (FILL IN ONLY ONE BOX " " PER ITEM IN BLUE OR BLACK INK)

2 ITEM(S)
SHARE(S)

ITEM(S)	VOTING RECOMMENDATIONS			
1 *- TO ELECT AS DIRECTORS FOR THE ENSUING YEAR, THE NOMINEES ---->>> PROVIDED FOR IN THE CORPORATION'S MANAGEMENT PROXY CIRCULAR ACCOMPANYING THIS VOTING INSTRUCTION FORM.	FOR 0070800	-->>> 1	FOR ☐	WITHHOLD ☐
2 *- TO APPOINT DELOITTE & TOUCHE, CHARTERED ACCOUNTANTS, EDMONTON, ---->>> ALBERTA, AS AUDITORS OF THE CORPORATION FOR THE ENSUING YEAR AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.	FOR 0070702	-->>> 2	FOR ☐	WITHHOLD ☐
3 *- *TO APPROVE AN AMENDMENT TO THE SHARE OPTION PLAN OF THE* ---->>> CORPORATION AS PROVIDED FOR IN THE CORPORATION'S MANAGEMENT PROXY CIRCULAR ACCOMPANYING THIS VOTING INSTRUCTION FORM.	FOR 0090402	-->>> 3	FOR ☐	AGAINST ☐

CONTROL NO. →

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

ADP Investor Communications
5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

S94379 E
1 OF 1

BIOMIRA INC.
2011 - 94TH STREET
EDMONTON, AB T6N 1H1

UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELECT ANNUALLY TO RECEIVE THE ANNUAL,INTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANT MD&A BY MAIL. INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED. AQ -->>> NONE ☐ ANNUAL ☐ INTERIM ☐

*** ISSUER CONFIRMATION COPY - INFO ONLY ***
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
DATE (DD/MM/YY)

SIGNATURE(S) * INVALID IF NOT SIGNED *

☐ ← **REQUEST FOR LEGAL PROXY:** DO NOT MARK THIS BOX WITHOUT REVIEWING THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM.

TELEPHONE VOTE AT 1-800-474-7493 OR
INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

12

VOTING INSTRUCTION FORM

BIOMIRA INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE:	SPECIAL MEETING
MEETING DATE:	WEDNESDAY, MAY 17, 2006 AT 09:00 A.M. MDT
RECORD DATE:	FOR HOLDERS AS OF MARCH 20, 2006
PROXY DEPOSIT DATE:	MAY 15, 2006
	09161R106

1 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)

	ITEM(S)	VOTING RECOMMENDATIONS		
1	*- TO ELECT AS DIRECTORS FOR THE ENSUING YEAR, THE NOMINEES ---------->>> PROVIDED FOR IN THE CORPORATION'S MANAGEMENT PROXY CIRCULAR ACCOMPANYING THIS VOTING INSTRUCTION FORM.	FOR 0070800	-->>> 1	FOR ☐ ABSTAIN ☐
2	*- TO APPOINT DELOITTE & TOUCHE, CHARTERED ACCOUNTANTS, EDMONTON, --->>> ALBERTA, AS AUDITORS OF THE CORPORATION FOR THE ENSUING YEAR AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.	FOR 0070702	-->>> 2	FOR ☐ ABSTAIN ☐
3	*- TO APPROVE AN AMENDMENT TO THE SHARE OPTION PLAN OF THE ---------->>> CORPORATION AS PROVIDED FOR IN THE CORPORATION'S MANAGEMENT PROXY CIRCULAR ACCOMPANYING THIS VOTING INSTRUCTION FORM.	FOR 0090402	-->>> 3	FOR ☐ AGAINST ☐

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-454-8683
INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

BIOMIRA INC.
SPECIAL MEETING TO BE HELD 05/17/06 AT 09:00 A.M. MDT FOR HOLDERS AS OF 03/20/06

THIS SPACE INTENTIONALLY LEFT BLANK.

09161R106
C0

ITEM(S) (FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK)

A/C *** ISSUER COPY ***

FILL IN THE BOX " ▬ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING ☐

ADP

51 MERCEDES WAY
EDGEWOOD NY 11717

S94378
022100000000000000100000000098

BIOMIRA INC.
2011 - 94TH STREET
EDMONTON, AB T6N 1H1

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) DATE

FOLD AND DETACH HERE

Proxy Services
P.O. Box 9138
Farmingdale NY 11735-9585

P.O. Box 9139

WRONG WAY

Fold and Detach Here

Please ensure you fold then detach and retain this portion of the Voting Instruction form.

Fold and Detach Here

About Voting

A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the items being covered at the meeting, which are described in the Proxy Statement. **Please read the Proxy Statement carefully and take note of any relevant proxy deposit date. We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse.**

If you have any questions, please contact the person who services your account.

We have been instructed to forward this package of proxy materials to you relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. Please complete and sign this form and return it to us promptly in the envelope provided. If you do not specify how you want your securities voted, they will be voted as recommended in the Proxy Statement.

If the items listed in the Proxy Statement are different from the items listed on the other side of this form, the Proxy Statement will be considered correct.

For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of this form.

Instruction 1

If your securities are held in the name of a broker, the rules of the New York Stock Exchange will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of the holder of record of the securities (on the tenth day, if the material was mailed at least 15 days prior to the meeting date, on the fifteenth day if the proxy material was mailed 25 days or more prior to the meeting date). In order for the broker to exercise this discretionary authority, proxy material would need to be mailed at least 15 days prior to the meeting date, and the item before the meeting must be deemed "Routine" in nature according to the New York Stock Exchange Guidelines. If these two requirements are met, and you have not communicated to us prior to the first vote being issued, we will vote your securities as recommended in the Proxy Statement on these items. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date.

If your securities are held in the name of a bank, we cannot vote for you if we do not receive your voting instructions.

Instruction 2

If your securities are held in the name of a broker, the rules of the New York Stock Exchange will guide the voting procedures. For this meeting under the rules of the New York Stock Exchange, we cannot vote your securities on one or more of the matters to be acted upon at the meeting without your specific instructions. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy for one or more of the matters may be given at the discretion of the holder of record of the securities (on the tenth date, if the material was mailed at least 15 days prior to the meeting date, on the fifteenth day if the proxy material mailed 25 days or more prior to the meeting date). In order for the broker to exercise this discretionary authority for one or more of the matters, proxy material would need to be mailed at least 15 days prior to the meeting date, and the item before the meeting must be deemed "Routine" in nature according to the New Stock Exchange Guidelines. If these two requirements are met, and you have not communicated to us prior to the first vote being issued, we will vote your securities as recommended in the Proxy Statement on one or more of the matters to be acted upon at the meeting. We will nevertheless follow your instructions, even if our discretionary vote has already been given on those matters, provided your instructions are received prior to the meeting date.

If your securities are held in the name of a bank, we cannot vote for you if we do not receive your voting instructions.

Instruction 3

In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions. Please date, sign and return your voting instructions to us promptly in the envelope provided.

Instruction 4

We have previously sent you proxy material pertaining to the meeting of shareholders of the company indicated.

According to our latest records, we have not received your voting instructions. The company has requested us to communicate with you to have your securities voted.

To attend the meeting and vote your shares in person

If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy.

The legal proxy will be mailed to the name and address noted on the other side of this form. **You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement.** You or your designate must attend the meeting for your vote to be counted.

Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent.

Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. **If you have any questions, please contact the person who services your account.**

NM1

BIOMIRA INC.

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Form of Proxy - Annual General and Special Meeting to be held on May 17, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If a shareholder is a corporation, the instrument of proxy should be under its corporate seal or executed by an officer or attorney thereof duly authorized in writing and a copy of such authorization must accompany the proxy.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This Proxy confers discretionary authority upon the Proxy to vote at the discretion of the said Proxy upon any amendments to or variations of any matters identified in the Notice of Meeting enclosed herewith or other matters that may properly be brought before the Meeting or any adjournments thereof. At the date of mailing, the management of the corporation knows of no such amendment, variation or other matter.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 9:00 am, Mountain Time, on May 15, 2006.

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Appointment of Proxyholder
The undersigned, a shareholder of Biomira Inc. (the "Corporation") or his attorney authorized in writing, hereby constitutes, nominates and appoints Eric E. Baker or, failing him, T. Alexander McPherson
	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

the true and lawful attorney, proxy, agent and nominee of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned all of the shares of no par value in the capital of the Corporation which the undersigned would be entitled to vote at the Annual General and Special Meeting of Shareholders of the Corporation to be held at the Delta Edmonton South Hotel and Conference Centre, 4404 Gateway Blvd, Edmonton, Alberta on 17th of May, 2006 at 9:00 AM and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof, and, without limiting the general authorization and power hereby given, the person above named is specifically directed to vote for or against, or refrain from voting as indicated below:
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
To elect as directors for the ensuing year, the nominees provided for in the Corporation's Management Proxy Circular accompanying this Proxy.

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	For	Withhold

Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors	For	Withhold

To appoint Deloitte & Touche, Chartered Accountants, Edmonton, Alberta, as auditors of the Corporation for the ensuing year and to authorize the Board of Directors to fix their remuneration.	☐	☐

3. Resolution	For	Against

To approve an amendment to the share option plan of the Corporation as provided for in the Corporation's Management Proxy Circular accompanying this Proxy.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
MM / DD / YY

■	+

BIOMIRA INC.

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

000001
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X	Security Class	COMMON SHARES

Holder Account Number

	C9999999999	IND

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Form of Proxy - Annual General and Special Meeting to be held on May 17, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If a shareholder is a corporation, the instrument of proxy should be under its corporate seal or executed by an officer or attorney thereof duly authorized in writing and a copy of such authorization must accompany the proxy.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This Proxy confers discretionary authority upon the Proxy to vote at the discretion of the said Proxy upon any amendments to or variations of any matters identified in the Notice of Meeting enclosed herewith or other matters that may properly be brought before the Meeting or any adjournments thereof. At the date of mailing, the management of the corporation knows of no such amendment, variation or other matter.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 9:00 am, Mountain Time, on May 15, 2006.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

▪ Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	▪ Go to the following web site: www.computershare.com/proxy	▪ You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 011674	HOLDER ACCOUNT NUMBER C9999999999	ACCESS NUMBER 99999

+ SAM SAMPLE	+

C9999999999
IND C01

Appointment of Proxyholder
The undersigned, a shareholder of Biomira Inc. (the "Corporation") or his attorney authorized in writing, hereby constitutes, nominates and appoints Eric E. Baker or, failing him, T. Alexander McPherson
	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

the true and lawful attorney, proxy, agent and nominee of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned all of the shares of no par value in the capital of the Corporation which the undersigned would be entitled to vote at the Annual General and Special Meeting of Shareholders of the Corporation to be held at the Delta Edmonton South Hotel and Conference Centre, 4404 Gateway Blvd, Edmonton, Alberta on 17th of May, 2006 at 9:00 AM and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof, and, without limiting the general authorization and power hereby given, the person above named is specifically directed to vote for or against, or refrain from voting as indicated below:
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
To elect as directors for the ensuing year, the nominees provided for in the Corporation's Management Proxy Circular accompanying this Proxy.

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	For	Withhold

Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors	For	Withhold

To appoint Deloitte & Touche, Chartered Accountants, Edmonton, Alberta, as auditors of the Corporation for the ensuing year and to authorize the Board of Directors to fix their remuneration.	☐	☐

3. Resolution	For	Against

To approve an amendment to the share option plan of the Corporation as provided for in the Corporation's Management Proxy Circular accompanying this Proxy.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
MM / DD / YY

Interim Financial Statements		Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

■ 9 9 9 9 9	0 1 1 6 8 2	1 P S Z	A R 2	B R A Q +

Table of Contents

Year End Press Release	2-5

Management’s Discussion and Analysis of Financial Position and Results of Operations	6 -20

Management Report	21

Report of Independent Registered Chartered Accountants	22

Consolidated Balance Sheets	23

Consolidated Statements of Operations and Deficit	24

Consolidated Statements of Cash Flow	25

Notes to the Consolidated Financial Statements	26 - 52

Corporate Information	53

Biomira Inc. Announces Year-End Results

EDMONTON, ALBERTA, CANADA - March 09, 2006 - Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the fiscal year ended December 31, 2005. Results are reported in Canadian dollars with a December 31, 2005 rate of $1.00 Canadian equaling $0.86 U.S.

Highlights
•
In January 2006, Biomira B.V. and Merck KGaA of Darmstadt, Germany sign a letter of intent to amend the licensing agreement for L‑BLP25, currently in development for the treatment of non-small cell lung cancer (NSCLC). Under the letter of intent, approved by the Boards of both Companies, Merck will take over administrative and financial responsibility for the development and commercialization of BLP25 Liposome Vaccine (L‑BLP25), including the planned phase 3 trial in NSCLC, which remains on schedule with the enrolment of the first patient expected in mid 2006.

•
Biomira conducts a phase 2, single-arm, multi-centre, open label study of L‑BLP25. The trial assessed the safety of the formulation of L‑BLP25 that is expected to be used in the upcoming phase 3 study, finding there were no safety concerns with the reformulated vaccine.

•	The start of the planned L‑BLP25 phase 3 study is delayed to address an accelerated stability issue discovered during the manufacturing process. This issue has now been addressed.

•	Biomira arranges a U.S. $16.07 million financing, which closed at the end of January, 2006.

•	Dr. Christopher S. Henney join’s Biomira’s Board of Directors.

•	Biomira exercised its put option in relationship to Prima BioMed, acquiring a 1.62 per cent equity stake in the Company.

Financial Update
Consolidated net losses for the years 2005, 2004, and 2003 were $19.0 million, $12.2 million, and $19.0 million, respectively. The increase in net loss in fiscal 2005, as compared to fiscal 2004, was primarily attributable to lower revenues as a result of the recognition into income in 2004 of the remaining deferred revenue balance related to Theratope® vaccine due to the return of development and commercialization rights for this product candidate by Merck KGaA announced in June 2004. In addition, we experienced an increase in research and development expenditures, as compared to fiscal 2004, due to increased spending associated with the L‑BLP25 phase 2 safety study commenced in the second quarter of this year and the planned L‑BLP25 phase 3 clinical trial that is expected to commence in mid 2006. We anticipate this increase in clinical trial expenditures experienced in the current year to reverse in the second half of 2006 as a result of the recently announced amendment to the licensing agreement for L‑BLP25.

Results for 2005 indicate a $6.8 million or 56% increase in the year over year loss resulting from lower revenues of $4.5 million, and higher research and development expenditures of $3.5 million, offset by lower general and administrative expenses of $0.3 million, reduced marketing and business development expenses of $0.4 million, higher investment and other income of $0.4 million, and reduced other operating expenditures of $0.1 million.

As at December 31, 2005, Biomira’s cash and cash equivalents and short-term investments were $21.4 million compared to $38.6 million at the end of 2004, a decrease of $ 17.2 million or 45%. Major contributors to the net change included $1.0 million in warrant and stock option exercises, offset by $17.7 million used in operations, $0.4 million used for the purchase of capital assets, and $0.1 million related to payment of accrued share issuance costs related to the December 2004 financing. In January of 2006, we were able to secure an additional U.S. $16.07 million, before issue costs, in financing which should provide sufficient funding to operate well into the latter half of 2007 and potentially into early 2008.

Business of the Company
We are an international biotechnology company headquartered in Canada engaged primarily in the research and development of innovative therapeutic approaches for cancer management. Our research and development efforts are currently focused on our core competency in immunotherapeutics, particularly developing synthetic vaccines and novel strategies for cancer immunotherapy. Our strategic mission is to build a sustainable and profitable company by bringing patients innovative, targeted therapeutics that extend quality and duration of life.

Corporate Strategy
We believe that our future success depends upon our ability to develop or in-license innovative cancer product candidates. To this end, we are now dedicating more of our resources to the further development of BGLP40, Biomira’s first fully synthetic vaccine. We are also moving toward in-licensing additional product candidates which have already successfully undergone pre-clinical development and are either in late-pre-clinical or clinical development. We intend to leverage our expertise to further develop these product candidates prior to finding a collaborator to complete the final stage(s) of the clinical trial process.

Vision dedicated to making a positive difference in the lives of cancer patients

Mission To build a sustainable and profitable company by bringing patients innovative, targeted therapeutics that extend quality and duration of life

PRESIDENT'S MESSAGE

Dear Shareholders:

Biomira made important progress on the development of our lead product candidate, BLP25 Liposome Vaccine (L‑BLP25), during 2005, continuing to move the vaccine forward towards an extensive phase 3 clinical trial and working to secure the best possible financial framework in which to ensure its timely development.

The highlight of the year was the announcement in October of compelling survival data from our phase 2b study, which showed that patients with Stage IIIb locoregional non-small cell lung cancer who received the vaccine had a median survival of 30.6 months compared to 13.3 months for the unvaccinated group. Ensuring that these highly encouraging results can be fully tested in a phase 3 study has been the overriding focus of Biomira and Merck KGaA of Darmstadt, Germany.

During the course of our regular discussions with Merck, we came to the conclusion, towards the end of 2005, that there would be considerable benefit for both sides in having Merck take full developmental and financial control of L‑BLP25 in exchange for assuming all costs associated with L‑BLP25. We were pleased to announce on January 26, 2006 that a letter of intent had been signed whereby Merck would take full control of the development, regulatory and marketing costs related to L‑BLP25. In return, Biomira has given up its U.S. co-marketing rights in exchange for a royalty arrangement, which fully reflects the current stage and promise of the vaccine. The co-promotion arrangement in Canada remains unchanged, with, where appropriate, handling responsibility for a small specialized oncology sales force and Merck covering 50 per cent of the costs and receiving 50 per cent of sales.

We believe this is a significant and positive development both for the progress of this important product, candidate, for patients and for the future of Biomira. By taking financial responsibility for the development and commercialization program, Merck has shown its strong and continued commitment to cancer vaccines and to L‑BLP25 in particular. This new arrangement greatly facilitates the timely initiation of the phase 3 trial for L‑BLP25 in non-small cell lung cancer (NSCLC).

The revised arrangement with Merck has greatly reduced the financial risk to Biomira while retaining upside potential from a successful product candidate. It has also freed Biomira to focus on bringing our next vaccine, BGLP40, through the development process, and to concentrate on filling our pipeline with additional product candidates.

To this end, we were able to secure a U.S. $16.07 million financing at the end of January 2006. This money in our Treasury should provide sufficient funding to begin further development of BGLP40 and assessing in-licensing opportunities.

Biomira/Merck KGaA L‑BLP25 Supply and Licensing Agreement
Pursuant to the letter of intent, Merck has now taken over full financial and administrative responsibility for L‑BLP25 effective March 1, 2006. This includes the planned phase 3 study, which should get underway with patient enrolment commencing in mid 2006. Merck also intends to explore potential phase 2 studies of the vaccine in additional cancers, which will maximize both its clinical and commercial potential.

In return, Biomira’s co-promotion interest in U.S. sales will be converted to a specified royalty rate, which will be higher than what Merck has agreed to pay on its sales of L‑BLP25 in all markets outside of North America (or the Rest of World (ROW)). The royalty and other arrangements with respect to the ROW will remain generally unchanged (Merck KGaA to assume a specified third party royalty obligation on behalf of Biomira). Similarly, the milestone payments to be made by Merck KGaA pursuant to the collaboration will remain essentially the same. The agreed upon royalty rate for the U.S. territory reflects the stage and promise of L‑BLP25.

Biomira will retain responsibility for manufacturing L‑BLP25, both for clinical trials and following any market approval. Biomira will also retain responsibility for marketing the product in Canada.

L‑BLP25
In October, 2005 Biomira announced that the median survival for patients with Stage IIIB locoregional NSCLC who received L‑BLP25 in a phase 2b study had been determined. These results demonstrated a median survival of 30.6 months in the vaccinated group compared with 13.3 months for the unvaccinated group. A more comprehensive analysis of these data is expected in the second quarter of this year. In November, 2005 Biomira announced the interim results of a phase 2 NSCLC single-arm, multi-centre, open label safety study of L‑BLP25. The results showed the new formulation of the vaccine to be used in the phase 3 clinical trial program is not different from the previous formulation from a safety perspective.

The reformulated vaccine incorporated manufacturing changes intended to secure the future commercial supply of the vaccine. Testing has demonstrated that the steps taken to address the manufacturing issue discovered in late 2005 have been successful. Manufacturing for the phase 3 trial is expected to resume in the first quarter of this year and vaccine should be available mid 2006 to start the trial.

Next Steps
With the development program of L‑BLP25 now in the hands of Merck, we have the freedom to focus our resources and development skills on filling out and advancing our pipeline and building additional value for shareholders.

We recently began a limited restructuring process for the Company to ensure that we have the right people and expertise to carry out the new mandate of Biomira, while we continue to carry out the handover of L‑BLP25 to Merck. We still maintain our expertise in all necessary areas to take advantage of the opportunities presented to us. We expect further reductions in staff once we have clarity on how long the Merck handover will take and we understand more fully what expertise we need for potential new product candidates that we hope to in-license.

BGLP40 - The Next Generation
Our immediate focus will be on BGLP40. BGLP40 is a third generation vaccine program utilizing a liposomal formulation of a vaccine with human MUC1 peptide antigens, carbohydrate antigens and a synthetic adjuvant.

BGLP40 is Biomira’s first fully synthetic vaccine. The program offers the potential to eliminate some of the consistency issues faced in manufacturing biological products, as well as a large market potential as MUC1 and certain carbohydrate epitopes are expressed on the majority of solid tumour cancers. It is our hope that we can now focus our efforts on moving this product candidate through the pre-clinical process and into clinical trials in late 2007. We plan to take advantage of our out-licensing expertise to find an appropriate licensing arrangement for the future development of BGLP40. We hope to be able to more definitively plan for the future of BGLP40 by the third quarter of 2006.

Out-licensing Opportunities
Biomira will also focus on exploring the full potential of our Synthetic Biologics Business Unit (SBBU), headed by Dr. Rao Koganty. This business unit, set up in 2005, is designed to develop and commercialize specific synthetic mimics of important biological compounds such as bacterial and viral products, which interact with various toll like receptors (TLRs) to modulate the immune system. Our SBBU has already developed an extensive portfolio of synthetic analogues of Lipid A, which is a vaccine adjuvant of bacterial origin. These synthetic adjuvants, which are covered by a portfolio of world-wide patent applications, are well recognized for their consistency in performance and production. Significant demand for high performance adjuvants, in a highly competitive environment, in the vaccine world creates excellent business and out-licensing opportunities for Biomira.

Chemistry expertise of our SBBU is further diversified to potentially assist in pharmaceutical developments for external organizations. The SBBU is actively seeking collaborations by leveraging its expertise in the area of design and synthesis of new chemical entities of biological origins for the development of stand alone therapeutic products that address the unmet needs of immune disorders.

We hope to conclude our first licensing agreement sometime in 2006 or early next year and we are excited about the growth and prospects for this business unit.

In-licensing Opportunities
Now that Merck has the responsibility for moving L‑BLP25 forward, we can focus on taking advantage of several promising in-licensing opportunities. Due diligence is already underway on a number of encouraging projects. We seek to develop a program that builds on our core competencies in synthetic immunotherapy, as well as other targeted approaches in treating human cancers.

We also have a controlling interest in our spin-off company, Oncodigm BioPharma Inc. This company was created to fully exploit Liposomal Interleukin-2 (L‑IL‑2) technology that Biomira did not have the resources to fully develop. We are now well positioned to re-evaluate the strategy for the future of L‑IL‑2.

2006 - A Year of New Promise
With Merck assuming the ongoing development and costs of L‑BLP25, the future of L‑BLP25 is now secure and our financial risk has been greatly reduced. We can now begin the restructuring process to meet the challenges of seeking new business and development opportunities. With the U.S. $16.07 million we raised at the end of January, we can now focus on bringing our next vaccine, BGLP40, through development and look at exploring our promising in-licensing and out-licensing opportunities. We face the future with renewed confidence and energy and will concentrate on building shareholder value through the development of a pipeline for the future of the Company. We appreciate your continued support for the Company and your dedication to moving with us in our new developments.

Very sincerely,

Alex McPherson, MD, PhD

President and Chief Executive Officer

2005 Timeline

February Biomira’s President & CEO presents at the 2005 BIO CEO and Investor Conference in New York

March
Dr. Christopher S. Henney joins Biomira’s Board of Directors. Dr. Henney is the former Chairman and Chief Executive Officer of Dendreon Corporation. Dr. Henney replaced Dr. Sheila Moriber Katz, who resigned from the Board earlier in the year

April
Biomira commences a phase 2, single-arm, multi-centre, open label study of L‑BLP25. The trial will assess the safety of the formulation of L‑BLP25 that is expected to be used in the upcoming planned phase 3 study

May Biomira updates the L‑BLP25 survival results from the Phase 2b study at the American Society of Clinical Oncology Meeting

June Data from the L‑BLP25 Phase 2b trial is the subject of an oral presentation at the 11th World Conference on Lung Cancer in Barcelona, Spain

July
Biomira exercises its put option in relationship to Prima BioMed, acquiring a 1.62 per cent equity stake in Prima BioMed

Biomira hires Financial Dynamics of New York to provide proactive, strategic communications counsel specifically as it relates to media and investor relations

September
PRA International, a leading global clinical research organization, is engaged to assist with the planned phase 3 trial of L‑BLP25 for the treatment of NSCLC

Enrolment completed of the 20-patient phase 2, single-arm, multi-centre, open label safety study of L‑BLP25

The Journal of Clinical Oncology publishes data from the L‑BLP25 Phase 2b Study in NSCLC

The planned L‑BLP25 phase 3 study start is delayed to address an accelerated stability issue discovered during the manufacturing process. The expected trial start is moved into 2006

November Results from the phase 2 safety study of L‑BLP25 show there are no safety concerns with the reformulated vaccine

Early 2006 Announcements

January
Biomira B.V. and Merck sign a letter of intent to amend the licensing agreement between Biomira B.V. and Merck for L‑BLP25, currently in development for the treatment of NSCLC

Under the letter of intent, approved by the Boards of both Companies, Merck will take over administrative and financial responsibility for the development and commercialization of L‑BLP25, including the planned phase 3 trial in NSCLC, which remains on schedule with the enrolment of the first patient expected in mid 2006

Biomira arranges a U.S. $16.07 million financing, which closed at the end of January corporate information

BOARD OF DIRECTORS

Eric E. Baker, BSc, MBA (1)
President Miralta Capital II Inc.
Chairman of the Board, Biomira Inc.

S. Robert Blair, CC (1)
Executive Chair and President
Photon Control Inc.

Christopher S. Henney, PhD, DSc (2)(3)
Chairman Structural GenomiX
Chairman Xcyte Therapies Inc.
Director Bionomics Ltd.

Richard L. Jackson, PhD (1)(3)
President Richard Jackson Associates, LLC

Alex McPherson, MD, PhD
President and Chief Executive Officer
Biomira Inc.
Professor Emeritus Faculty of Medicine
University of Alberta

W. Vickery Stoughton, BSc, MBA (2)
Corporate Director

Michael C. Welsh, QC (2)(3)
President Almasa Capital, Inc.

CORPORATE OFFICERS

Alex McPherson, MD, PhD
President and Chief Executive Officer

Robert D. Aubrey, BSc
Vice President Business Development

Guy Ely, MD (4)
Vice President Clinical and Medical Affairs

Peter Emtage, PhD
Vice President Technical Operations and R&D

Ronald J. Helmhold (4)
Vice President Treasury and Financial Operations

Rao Koganty, PhD
Vice President and General Manager
Synthetic Biologics Business Unit

Marilyn Olson, BComm, MLT, RAC
Vice President
Clinical and Regulatory Affairs

Edward A. Taylor, CGA
Chief Financial Officer
Vice President Finance and Administration & Corporate Secretary

(1) Member of Executive Compensation Committee
(2) Member of Audit Committee
(3) Member of Corporate Governance and Nominating Committee
(4) Left Biomira in early 2006

AUDITORS

Deloitte & Touche LLP
2000 Manulife Place
10180-101 Street
Edmonton, AB, Canada T5J 4E4

SHARE REGISTRAR AND TRANSFER AGENTS

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc.
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Calgary, AB, Canada T2P 3S8

U.S. TRANSFER AGENT
Computershare Trust Company, Inc.
Suite 800, 350 Indiana St.
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SHAREHOLDER COMMUNICATIONS
Computershare Investor Services Inc.
100 University Ave, 9th Floor
Toronto, ON, Canada M5J 2Y1
1-800-564-6253 (toll free North America)
1-514-982-7555 (international)
Fax: 1-866-249-7555
(toll free North America)
Fax: 1-416-263-9524 (international)
Email: service@computershare.com
www.computershare.com

CONTACT

Bill Wickson
Director
Communications & Investor Relations
Corporate Compliance Officer
Phone: 1-780-490-2818
Email: bwickson@biomira.com

CORPORATE OFFICE

Biomira Inc.
2011-94 St.
Edmonton, AB, Canada T6N 1H1
Phone: 1-780-450-3761
1-877-234-0444 (toll free North America)
Fax: 1-780-463-0871
www.biomira.com

Biomira's Annual Report, Annual Information Form, Quarterly Reports, Corporate Governance documents, Press Releases and other relevant investor relations' information are available electronically on the Internet at www.biomira.com.

STOCK LISTING

The Company's common shares are traded in Canada on the Toronto Stock Exchange under the trading symbol BRA and in the United States on Nasdaq under the trading symbol BIOM.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

In the era of increased attention linked to corporate governance, Biomira Inc. is committed to the highest standards, having adopted formal governance practices in compliance with all requirements relating to corporate governance imposed by applicable Canadian regulatory authorities and those of the United States Securities and Exchange Commission and Nasdaq. We have addressed, among other matters, issues dealing with the responsibility of our Board of Directors and its various Committees, along with the operation and governance of the Corporation. We have also paid attention to the independence of the Board from management, the ongoing monitoring of the Board's and Management's performance and compensation, the recruitment of new members to the Board, and the appointment and mandate of the various Board committees.

CODE OF ETHICS

Biomira's Code of Ethics for the CEO and Senior Financial Officers and the Code of Ethics and Business Conduct for all Board Members, Officers and employees can be found on the investors' section of the Biomira web site at ww.biomira.com under Corporate Governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: March 29, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor Vice President Finance and Chief Financial Officer